MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts  02199
Phone 617-954-5000

February 25, 2013

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 32 to Registration Statement on Form N-1A for MFS Series Trust XII (the "Trust") on behalf of MFS Equity Opportunities Fund (the "Fund") (File Nos. 333-126328 and 811-21780)

Ladies and Gentlemen:

On behalf of the Fund, this letter sets forth our responses to your comments on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA") filed with the Securities and Exchange Commission (the "SEC") on December 27, 2012. The PEA was filed for the purpose of adding a new share class (R5) to the MFS Equity Opportunities Fund.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
February 25, 2013

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectus Comments

2.	Comment:
Pursuant to Instruction 3(d)(ii)(B) of Item 3 of Form N-1A, please move the disclosure from the second sentence in the introduction to the Expense Summary Table to a footnote below the Expense Summary Table.

Response:
We are aware that Instruction 3(d)(ii)(B) of Item 3 of Form N-1A states to disclose in a footnote that "Other Expenses" have been adjusted to reflect current fee arrangements.  We believe that including the required information in the narrative introduction to the fee table rather than in a footnote presents the required information in a more prominent, easier-to-understand format.  We believe this presentation is consistent with the Form N-1A requirement to organize information to make it easy for investors to understand, the "plain English" principles of Rule 421, and the SEC's effort to reduce footnotes to the fee table. Therefore, we respectfully decline to relocate this disclosure.

3.	Comment:
Within the "Principal Investment Strategies" section, please clarify that "net assets" for purposes of the 80% name test includes borrowings for investment purposes, as required by Rule 35d-1 under the Investment Act Company Act of 1940, as amended (the "1940 Act").

Response:
To the extent the Fund borrows for investment purposes, the borrowing would be included in the Fund's net assets for purposes of the Fund's 80% investment policy as required by Rule 35d-1.  However, because borrowing for investment purposes is not a principal strategy for the Fund, we do not believe it is necessary to include the technical definition of net assets in the prospectus disclosure for the Fund.  For funds where borrowing for investment purposes is a principal investment strategy of the fund, we would include the requested disclosure.

Securities and Exchange Commission
February 25, 2013

4.	Comment:
Within the "Principal Investment Strategies" section, please revise the definition of equity security to only include convertible securities that are in the money and immediately convertible into equity for purposes of the Fund's 80% equity name test.

Response:
We believe that our definition of equity securities is reasonable and permitted under current SEC requirements. We note that in footnote 43 of the adopting release for Rule 35d-1 (Release No. IC-24828; File No. S7-11-97), the SEC stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objective and strategies. We believe that it is reasonable to include all securities that are convertible into equity securities as equity securities because all convertible securities are considered to be equity securities under the Securities Act of 1933.  Specifically, we note that Rule 405 of the Securities Act of 1933 defines equity securities as:

"[a]ny stock or similar security, certificate of interest or participation in any profit sharing agreement, preorganization certificate or subscription, transferable share, voting trust certificate or certificate of deposit for an equity security, limited partnership interest, interest in a joint venture, or certificate of interest in a business trust; any security future on any such security; or any security convertible, with or without consideration into such a security, or carrying any warrant or right to subscribe to or purchase such a security; or any such warrant or right; or any put, call, straddle, or other option or privilege of buying such a security from or selling such a security to another without being bound to do so."

We therefore respectfully decline to amend our equity security definition.

5.	Comment:
The "Foreign Risk" as described in the "Principal Risks" section includes reference to emerging markets.  Consider including emerging markets strategy disclosure in the "Principal Investment Strategies" section if investing in emerging markets is a principal strategy of the Fund.

Response:
We do not believe that investing in emerging markets is a principal strategy of the Fund.  We believe that our current disclosure adequately describes the principal investment strategies and risks of the Fund and therefore, respectfully decline to amend this disclosure.

Securities and Exchange Commission
February 25, 2013

6.	Comment:
The "Principal Investment Strategies" section includes the following: "MFS may invest a relatively large percentage of the fund's assets in issuers in a single sector or a small number of sectors."  If the Fund has a policy of investing in a specific sector or small number of sectors, name and describe such sector or sectors.

Response:	The Fund does not have an investment policy of investing in a specific sector or sectors; therefore, we respectfully decline to amend this disclosure.

7.	Comment:	With respect to the Fund's strategy of investing in companies of any size, consider adding small cap and mid cap risk to the Fund's "Principal Risks" section.

Response:
Investing in small and/or mid cap companies is not a principal investment strategy of the Fund and therefore, we do not believe that small/mid cap risk is a principal risk of the Fund.  We believe that our current disclosure adequately describes the principal investment risks of the Fund and respectfully decline to add small/mid cap risk disclosure.

8.	Comment:	Within the "Investment Adviser" section under "Management of the Fund," if any of the Fund's expense waivers are subject to reimbursement to MFS in future years, please disclose.

Response:	None of the Fund's expense waivers are subject to reimbursement to MFS in future years.

9.	Comment:
The "Disclosure of Portfolio Holdings" section includes the following sentence: "Holdings also include short positions." Consider adding disclosure to the "Principal Investment Strategies" section if short positions are a principal investment strategy of the Fund.

Response:	Investing in short positions is not a principal investment strategy of the Fund; therefore, we respectfully decline to add such disclosure to the "Principal Investment Strategies" section.

10.           Comment:              The "Tax Considerations" section contains the following disclosure:
"For taxable years beginning before January 1, 2013, if some or all of the fund’s income derives from “qualified dividend income” and if you are an individual who meets holding period and other requirements with respect to the fund’s shares, those distributions that are properly designated by the fund as derived from qualified dividend income are taxed at the rates applicable to long-term capital gains.
Long-term capital gain rates applicable to most individuals have been temporarily reduced for taxable years beginning before January 1, 2013.
The reduced long-term capital gain rates and the favorable tax treatment of "qualified dividend income" will expire for taxable years beginning on or after January 1, 2013 unless Congress enacts legislation providing otherwise.  Also, effective for taxable years beginning on or after January 1, 2013, a new 3.8% Medicare contribution tax will generally be imposed on distributions paid by the fund and net capital gains recognized on the sale, redemption or exchange of shares of the fund paid to individuals, estates and trusts whose income exceeds certain threshold amounts."

Securities and Exchange Commission
February 25, 2013

Please update this disclosure, if applicable, to address any tax law changes.

Response:	We will amend this disclosure as follows:

~~For taxable years beginning before January 1, 2013, if~~ If some or all of the fund’s income derives from “qualified dividend income” and if you are an individual who meets holding period and other requirements with respect to the fund’s shares, those distributions that are properly designated by the fund as derived from qualified dividend income are taxed ~~at the rates applicable to long-term capital gains. Long-term capital gain~~ to you at the reduced rates applicable to ~~most individuals have been temporarily reduced for taxable years beginning before January 1, 2013~~ net capital gains. ~~The reduced long-term capital gain rates and the favorable tax treatment of "qualified dividend income" will expire for taxable years beginning on or after January 1, 2013 unless Congress enacts legislation providing otherwise. Also, effective~~ Effective for taxable years beginning on or after January 1, 2013, a new 3.8% Medicare contribution tax ~~will~~ is generally ~~be~~ imposed on distributions paid by the fund and net capital gains recognized on the sale, redemption or exchange of shares of the fund paid to individuals, estates and trusts whose income exceeds certain threshold amounts.

Statement of Additional Information Part I

11.	Comment:	The "Compensation" section of "Appendix C – Portfolio Manager(s)" describes portfolio manager total cash compensation as of December 31, 2011. Please update to a more current date.

Securities and Exchange Commission
February 25, 2013

Response:
More current information is not yet available. We believe that our current disclosure satisfies the requirement of Item 20(b) of Form N1-A to describe the structure of, and method used, to determine a Portfolio Manager's compensation; therefore, we respectfully decline to amend this disclosure.

Statement of Additional Information – Part II ("SAI") dated September 28, 2012

12.	Comment:	Please update the "Taxation of Shareholders" section under "Tax Treatment of the Fund" as applicable.

Response:
Item 24 of Form N-1A only requires disclosure of special or unusual tax aspects of the Fund, not a detailed description of all the tax requirements applicable to open-end mutual funds. Because some investors may find a summary of tax requirements applicable to open-end funds useful, we include a summary in our SAI, but we do not update the SAI for each tax law change that might impact the taxation of the Fund or its shareholders. We believe our current disclosure makes clear that we are not providing tax advice or describing all tax requirements applicable to mutual funds and its shareholders, but are providing summary information that some investors might find informative. We do not believe providing summary information requires us to keep this summary information up-to-date on a daily basis as long as the disclosed information is not misleading. We do not believe our current tax information is misleading, and therefore, respectfully decline to update our tax disclosure at this time. The tax disclosure included in the SAI Part II will be updated the next time the SAI Part II is revised.

13.	Comment:
Footnote 1 to the chart within "Appendix A – Trustees and Officers – Identification and Background" states "Each Trustee oversees 131 funds in the MFS Family of Funds as of January 31, 2012." Please consider providing updated information as of a more current date.

Response:
Item 17(a) of Form N-1A does not require that the information about trustees and officers be as of a certain date. We update this information each time the SAI Part II is updated, at least once per year. Therefore, we respectfully decline to change our disclosure.

14.	Comment:
The "Commodity Pool Operator Regulation" paragraph within "Appendix D – Investment Strategies and Risks" states that the Fund has filed a notice claiming exclusion from the definition of the term "commodity pool operator" but also states that the "scope of the application is still uncertain. There is no certainty that MFS, as the operator of a Fund, will be able to rely on an exclusion in the future." Please update the status of the application.

Securities and Exchange Commission
February 25, 2013

Response:	We have amended this disclosure as follows:

~~Commodity Pool Operator Regulation.  The Trust, on behalf of the Fund, has filed with the National Futures Association a notice claiming an exclusion from the definition of the term “commodity pool operator” (CPO) under the Commodity Exchange Act, as amended, and the rules of the Commodity Futures Trading Commission (CFTC) promulgated thereunder, with respect to the Fund's operation. Accordingly, the Trust and MFS are not subject to registration or regulation as a CPO. However, the CFTC has adopted certain rule amendments that significantly affect the continued availability of this exclusion, and may subject MFS to regulation as a CPO for certain Funds by the CFTC. The scope of application is still uncertain. There is no certainty that MFS, as the operator of a Fund, will be able to rely on an exclusion in the future. MFS may determine not to use or to limit investment strategies for a Fund that trigger additional CFTC regulation or may determine to operate a Fund subject to CFTC regulation, if applicable. If MFS operates a Fund subject to CFTC regulation, the Fund may incur additional expenses.~~

Commodity Pool Operator Regulation. MFS Series Trust X, on behalf of MFS Absolute Return Fund, MFS Series Trust XV, on behalf of MFS Diversified Target Return Fund, and MFS Series Trust XVI, on behalf of MFS Global Multi-Asset Fund, have each withdrawn its notice filed with the National Futures Association (NFA) claiming an exclusion from the definition of the term "commodity pool operator" (CPO) under the Commodity Exchange Act, as amended, and the rules of the Commodity Futures Trading Commission (CFTC) promulgated thereunder with respect to such Funds. As a result, MFS, as adviser to such Funds, is subject to registration and regulation as a CPO with respect to such Funds.
Each Trust, on behalf of the Funds included within such Trust except MFS Series Trust X, on behalf of MFS Absolute Return Fund, MFS Series Trust XV, on behalf of MFS Diversified Target Return Fund, and MFS Series Trust XVI, on behalf of MFS Global Multi-Asset Fund, has filed with the NFA a notice claiming an exclusion from the definition of the term "commodity pool operator" (CPO) under the Commodity Exchange Act, as amended, and the rules of the CFTC promulgated thereunder with respect to such Funds. As a result, MFS, as adviser to such Funds, is not currently subject to registration or regulation as a CPO with respect to such Funds. However, if in the future a Fund is no longer eligible for this exclusion, the Trust, on behalf of such Fund, would withdraw its notice claiming exclusion from the definition of a CPO, and MFS, as adviser to such Fund, would be subject to registration and regulation as a CPO with respect to such Fund.

Securities and Exchange Commission
February 25, 2013

15.	Comment:
The "Europe" paragraph within "Appendix D – Investment Strategies and Risks" describes regional events and activity starting in 2008 through 2012.  Please update this disclosure to reflect more current events and activity.

Response:
We are not aware of any requirement in Form N-1A that would require us to update factual information contained in the SAI on a periodic basis. We update the regional risk disclosure included in the SAI Part II each time the SAI Part II is updated, at least once per year. Therefore, we respectfully decline to change our disclosure.

16.	Comment:
With respect to the investment restrictions for those funds that invest in underlying funds, as described in "Appendix E – Investment Restrictions," please note that to the extent that a fund is invested in affiliated underlying funds or unaffiliated underlying funds that the Fund knows to be concentrated in a particular industry, the Fund should look-through to the holdings of such underlying funds in monitoring its industry concentration.

Response:
We are not aware of any SEC requirement to look-through to underlying funds when monitoring a fund's industry concentration limit. Our fundamental concentration limit explicitly excludes investment companies.  In addition, the last paragraph of this Appendix states:  "In accordance with the Fund’s investment program as set forth in its Prospectus, the Fund may invest more than 25% of its assets in any one underlying fund. Although the Fund does not have a policy to concentrate its investments in a particular industry, 25% or more of the Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying funds."

Securities and Exchange Commission
February 25, 2013

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Assistant Secretary